SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

KT 2Q14
Earnings Release
Global No. 1 KT
Investor Relations 2014. 7. 29
kt

Disclaimer
This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.
The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.
Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.
The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.
If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3557, 3564, 5529, 5343, 5344
Fax : 82-2-3495-5914

Contents
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
(Unit: KRW bn)
Operating revenue 5,895.5bn
(YoY) 2.4%/(QoQ) 0.8% 2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Operating revenue 5,895.5 5,757.0 2.4% 5,895.5 5,846.1 0.8%
Service revenue 4,988.0bn Service revenue 4,988.0 4,938.2 1.0% 4,988.0 4,858.7 2.7%
(YoY) 1.0%/(QoQ) 2.7% Merchandise revenue 907.5 818.9 10.8% 907.5 987.4 -8.1%
Merchandise revenue 907.5bn Operating expense 6,708.5 5,408.8 24.0% 6,708.5 5,694.0 17.8%
(YoY) 10.8%/(QoQ) -8.1% Operating income -813.0 348.3 - -813.0 152.0 -
Operating loss 813.0bn Margin (%) -13.8% 6.0% -19.8%p -13.8% 2.6% -16.4%p
Early Retirement Program Non-operating income (loss) -179.5 -147.3 - -179.5 -177.9 -
expenses reflected. Income before income taxes -992.6 201.0 - -992.6 -25.9 -
Net loss 757.2bn
Net income -757.2 133.4 - -757.2 -40.9 -
Margin (%) -12.8% 2.3% -15.2%p -12.8% -0.7% -12.1%p
EBITDA 125.1bn EBITDA 125.1 1,228.1 -89.8% 125.1 1,083.9 -88.5%
(YoY) -89.8%/(QoQ) -88.5% Margin (%) 2.1% 21.3% -19.2%p 2.1% 18.5% -16.4%p

K-IFRS / Consolidated

1-2 Financial Highlights

Major Subsidiaries

BC

Consolidated from 4Q11
(KT's share : 69.5%)


(Unit: KRW bn)
Operating Revenue
Operating Profit
776.7
787.0
801.6
46.9
49.4
52.4
2Q13
1Q14
2Q14
2Q13
1Q14
2Q14

- Credit and check card usage increase led to revenue and operating profit improvement
  - Revenue : +3.2% YoY
  - Operating profit : +11.6% YoY

skylife
스카이라이프

Consolidated from 1Q11
(KT's share : 49.9%)


153.8
158.1
161.9
21.0
32.5
17.5
2Q13
1Q14
2Q14
2Q13
1Q14
2Q14

- Revenue rose due to subscriber base expansion
  - Revenue: +5.3% YoY
- Increase in SAC and commission fees led to fall in operating profit.
  - Operating profit: -17.0% YoY

kt rental

Consolidated from 3Q12
(KT's share : 58.0%)


216.3
232.9
261.1
22.6
24.7
29.3
2Q13
1Q14
2Q14
2Q13
1Q14
2Q14

- Revenue and operating profit both rose as auto rental sales increased
  - Revenue : +20.7% YoY
  - Operating profit: +30.0% YoY

※ Subsidiaries' financials are consolidated figures

4

K-IFRS / Consolidated
1-3 Financial Highlights
Operating Revenue
2Q14 Operating revenue 5,895.5bn
(YoY) 2.4%/(QoQ) 0.8%
Subscriber and mobile ARPU growth led wireless revenue increase
(YoY) +2.7%/(QoQ) +0.9%
Wireline revenue fell mainly due to Telephony revenue decline
(YoY) -6.6%/(QoQ) -0.9%
Media/Contents & Finance/Rental revenue maintained stable growth rate
Media/Contents (YoY) +13.8%/(QoQ) +3.2%
Finance/Rental (YoY) +5.5%/(QoQ) +3.2%
Merchandise revenue rose YoY due to increase in wireless handset sales
(YoY) +10.8%/(QoQ) -8.1%
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Wireless 1,798.8 1,752.2 2.7% 1,798.8 1,783.4 0.9%
Wireline 1,408.0 1,507.7 -6.6% 1,408.0 1,420.1 -0.9%
Media/
Contents 381.3 334.9 13.8% 381.3 369.6 3.2%
Finance/ 1,017.9 965.2 5.5% 1,017.9 986.5 3.2%
Rental
Others 382.0 378.2 1.0% 382.0 299.2 27.7%
Merchandise 907.5 818.9 10.8% 907.5 987.4 -8.1%
Total 5,895.5 5,757.0 2.4% 5,895.5 5,846.1 0.8%

K-IFRS / Consolidated
1-4 Financial Highlights
Operating Expenses
2Q14 Operating expenses 6,708.5bn
(YoY) +24.0%/(QoQ) +17.8%
Labor cost surged mainly due to Early Retirement Program expenses
(YoY) +115.1%/(QoQ) +116.6%
Cost of service provided fell due to decrease in real estate development cost
(YoY) -1.3%/(QoQ) +11.2%
Increased handset sales caused the Cost of merchandise to rise
(YoY) +19.9%/(QoQ) -0.7%
Selling expenses rose due to increase in wireless handset sales
(YoY) +21.3%/(QoQ) -5.1%
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Labor cost 1,749.4 813.3 115.1% 1,749.4 807.6 116.6%
General expenses 2,598.9 2,503.2 3.8% 2,598.9 2,555.0 1.7%
Cost of service provided 730.4 739.9 -1.3% 730.4 656.9 11.2%
Selling expenses 703.6 580.0 21.3% 703.6 741.6 -5.1%
Cost of merchandise 926.3 772.4 19.9% 926.3 933.0 -0.7%
Total 6,708.5 5,408.8 24.0% 6,708.5 5,694.0 17.8%
Marketing Cost
(Unit: KRW bn)
(KT Separate, Profit from handset sales adjusted/Selling & Advertising expenses)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Marketing Cost 823.3 624.9 31.7% 823.3 775.2 6.2%

K-IFRS / Consolidated
1-5 Financial Highlights
Financial Position
(Unit: KRW bn)
Debt Ratio
Liability to Equity : 188.3%
Net Debt to Equity : 91.2%
Debt Position
Total Debt : 13,111.2bn
Net Debt : 10,795.4bn
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Assets 34,116.4 33,490.3 1.9% 34,116.4 34,317.5 -0.6%
Cash and cash equivalents 2,315.8 1,881.6 23.1% 2,315.8 1,694.8 36.6%
Liabilities 22,284.8 20,409.5 9.2% 22,284.8 21,713.8 2.6%
Borrowings 13,111.2 11,810.3 11.0% 13,111.2 11,745.5 11.6%
Equity 11,831.6 13,080.8 -9.5% 11,831.6 12,603.7 -6.1%
Capital Stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0%
Net Debt 10,795.4 9,928.8 8.7% 10,795.4 10,050.7 7.4%
Liabilities/Equity 188.3% 156.0% 32.3%p 188.3% 172.3% 16.1%p
Net Debt/Equity 91.2% 75.9% 15.3%p 91.2% 79.7% 11.5%p
165.7% 153.0% 155.5% 161.4% 163.3% 156.0% 157.7% 170.9% 172.3% 188.3%
Liabilities/Equity
79.1% 75.4% 77.0% 71.0% 78.0% 75.9% 72.6% 73.2% 79.7% 91.2%
Net Debt/Equity
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14

K-IFRS / KT Separate
1-6 Financial Highlights
CAPEX
(Unit: KRW bn)
Total CAPEX
Investments for wireline and wireless network to strengthen core competency - wideband LTE & broadband network enhancement
2Q14 : 562.7bn
(YoY) -6.8%/(QoQ) -57.5%
1H14 : 919.9bn
FY2014 Guidance : KRW 2.7tn
Wireless CAPEX
2Q14 : 206.1bn
FY2014 Guidance : KRW 1.0tn
Wireline CAPEX
2Q14: 255.6bn
FY2014 Guidance : KRW 1.2tn
Others
Wireless
Wireline
603.7 193.4 182.2 228.1 2Q 13
357.2 56.7 177.7 122.8 1Q 14
562.7 101.0 206.1 255.6 2Q 14

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
2-1 Business Overview
Wireless
Wireless service revenue increased by 2.7% YoY along with subscriber expansion and ARPU growth
Net addition of 300K subscribers in 2Q
Wireless ARPU was recorded at KRW 33,619, representing 6.3% YoY (Appendix 4-3)
LTE subscribers stand at 9.4m as of 2Q14, representing 56.1% of total subscribers
Smartphone subscribers stand at 11.85m, representing 70.6% of total subscribers
Recovering competitiveness of wireless business with improved distribution channels and network infrastructure
Turn-around trend continues amid fast changing market dynamics, such as implementation of handset distribution reform bill
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Service 1,539.6 1,495.2 3.0% 1,539.6 1,513.3 1.7%
Interconnection 161.5 141.9 13.8% 161.5 159.5 1.3%
Others 97.7 115.0 -15.1% 97.7 110.5 -11.6%
Wireless 1,798.8 1,752.2 2.7% 1,798.8 1,783.4 0.9%
<Smartphone Subscribers>
(Unit: 1,000 / %)
8,537 9,135 9,787 10,251 10,734 10,973 11,056 11,288 11,425 11,851
351 1,170 2,488 3,900 5,068 6,057 6,824 7,874 8,635 9,408
8,186 7,966
2.1% 7.1% 15.1% 23.6% 30.8% 36.8% 41.8% 47.9% 52.4% 56.1%
7,299 6,351 5,665 4,916 4,231 3,414 2,790 2,443
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
LTE Subscribers
3G Smartphone
% of LTE

K-IFRS / Consolidated
2-2 Business Overview
Wireline
Wireline revenue declined by 6.6% YoY due to line loss and MOU decrease of telephony business.
Abate wireline revenue decline through continuous expansion of broadband IP subscribers and bundling products
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Telephony 667.4 765.0 -12.8% 667.4 677.8 -1.5%
Broadband 439.4 442.0 -0.6% 439.4 446.6 -1.6%
Line lease 301.2 300.7 0.2% 301.2 295.8 1.8%
Wireline 1,408.0 1,507.7 -6.6% 1,408.0 1,420.1 -0.9%
<Wireline Subscribers>
(Unit: 1,000 / %)
26,987 26,923 26,846 26,703 26,546 26,361 26,215 26,085 25,826 25,654
7,922 7,967 8,009 8,037 8,050 8,038 8,041 8,067 8,037 8,039
3,294 3,326 3,344 3,348 3,383 3,407 3,462 3,505 3,480 3,450
15,771 15,630 15,493 15,318 15,113 14,916 14,712 14,513 14,309 14,165
68.0% 69.0% 70.0% 70.0% 71.0% 71.0% 71.9% 72.4% 73.0% 73.4%
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
Broadband
VoIP
PSTN
BB Bundled ratio

K-IFRS / Consolidated
2-3 Business Overview
Media / Contents
Expansion of KT Group Media subscribers led to 13.8% YoY revenue growth
KT IPTV media subscribers stands at 5.37m, with net gain of 210k in 2Q14
OTS : 2.30m
OTV : 3.07m
IPTV targets net gain of 800k subscribers in 2014
Strengthen media/contents leadership through service enhancement and value-added revenue growth such as PPV
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Media 329.2 292.1 12.7% 329.2 318.2 3.5%
Contents 52.1 42.8 21.8% 52.1 51.4 1.3%
Media/Contents 381.3 334.9 13.8% 381.3 369.6 3.2%
<Media Subscribers>
(Unit: 1,000)
3,316 3,571 3,783 4,030 4,228 4,477 4,713 4,968 5,158 5,366
2,015 2,150 2,193 2,262 2,327 2,450 2,581 2,742 2,891 3,067
1,301 1,421 1,590 1,768 1,901 2,027 2,132 2,226 2,267 2,298
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
OTV
OTS

K-IFRS / Consolidated
2-4 Business Overview
Finance / Rental
Finance/Rental revenue
BC Card revenue increased by 1.3% YoY, recording 830.5bn
KT Rental revenue increased by 28.8% YoY, recording 187.5bn
Other Service revenue
Other Service revenue rose by 1.0% YoY, recording 382 bn due to increase in IT solution business and improvement of subsidiaries’ earnings performances.
Others
Merchandise
Due to handset sales volume increase, merchandise sales grew by 10.8% YoY
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Finance/Rental 1,017.9 965.2 5.5% 1,017.9 986.5 3.2%
Finance 830.5 819.7 1.3% 830.5 819.6 1.3%
Rental 187.5 145.5 28.8% 187.5 166.9 12.3%
Other Service 382.0 378.2 1.0% 382.0 299.2 27.7%
IT/Solution 171.2 167.5 2.2% 171.2 116.9 46.4%
Real estate 54.5 82.9 -34.3% 54.5 54.2 0.6%
Other Subsidiaries 156.4 127.8 22.4% 156.4 128.1 22.1%
(Unit: KRW bn)
2Q14 2Q13 YoY 2Q14 1Q14 QoQ
Merchandise 907.5 818.9 10.8% 907.5 987.4 -8.1%

Q&A
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
Operating revenue	6,104.5	5,757.0	5,734.6	6,214.5	5,846.1	5895.5
Service Revenue	4,941.2	4,938.2	4,935.0	5,029.8	4,858.7	4988.0
Wireless	1,756.6	1,752.2	1,713.8	1,753.9	1,783.4	1,798.8
Fixed line	1,521.9	1,507.7	1,462.4	1,473.5	1,420.1	1,408.0
Media/Contents	314.1	334.9	351.0	354.5	369.6	381.3
Finance/Rental	916.9	965.2	976.9	1,001.0	986.5	1,017.9
Other service	431.8	378.2	430.8	446.9	299.2	382.0
Merchandise rev.	1,163.3	818.9	799.7	1,184.7	987.4	907.5
Operating expense	5,737.2	5,408.8	5,426.8	6,398.5	5,694.0	6,708.5
Service expense	4,589.8	4,636.4	4,715.9	5,242.6	4,761.0	5,782.2
Labor expense	804.3	813.3	813.0	858.3	807.6	1,749.4
General expense	2,403.9	2,503.2	2,524.3	2,730.7	2,555.0	2,598.9
Depreciation	878.7	879.9	886.7	921.0	931.8	938.1
Commissions	262.1	298.3	335.2	364.6	329.3	354.6
Advertising	32.0	38.1	44.7	46.3	28.2	33.9
Financial biz exp	632.3	675.3	688.6	707.0	683.5	694.8
Other general exp	598.9	611.6	569.2	691.9	582.2	577.4
Cost of svc provided	743.6	739.9	786.1	948.2	656.9	730.4
Cost of service	394.1	433.6	498.6	608.6	376.9	450.2
Interconnection fees	202.8	208.6	209.8	264.4	216.3	223.2
Other cost of service	146.8	97.7	77.7	75.2	63.6	57.0
Selling expense	638.0	580.0	592.5	705.4	741.6	703.6
Sales expense	591.7	529.9	544.3	649.4	703.6	669.1
Bad debt expense	46.3	50.1	48.2	55.9	38.0	34.5
Cost of merch sold	1,147.3	772.4	710.9	1,155.9	933.0	926.3
Operating income	367.3	348.3	307.8	-184.0	152.0	-813.0
EBITDA	1,246.0	1,228.1	1,194.5	737.0	1,083.9	125.1
N-OP income (loss)	-72.0	-147.3	-110.5	-514.8	-177.9	-179.5
N-operating income	223.0	143.1	21.2	221.2	111.8	159.9
N-operating expense	296.1	293.4	131.0	739.3	294.8	338.8
Equity Method (G/L)	1.1	3.1	-0.8	3.3	5.2	-0.6
Income bf taxes	295.3	201.0	197.3	-698.8	-25.9	-992.6
Income tax	82.7	67.6	61.0	-156.3	15.0	-235.5
Income from con op	212.6	133.4	136.3	-542.5	-40.9	-757.2
Income from discon. Op	0.0	0.0	0.0	0.0	0.0	0.0
Net income	212.6	133.4	136.3	-542.5	-40.9	-757.2
NI contribution to KT	181.6	108.5	106.0	-558.5	-72.0	-786.9

KT Separate I/S	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
Operating revenue	4,790.6	4,359.1	4,151.3	4,636.1	4,460.9	4,442.5
Service Revenue	3,678.8	3,560.4	3,470.9	3,549.2	3,485.6	3,558.3
Wireless	1,734.0	1,730.8	1,693.3	1,734.9	1,764.3	1,780.2
Fixed line	1,507.5	1,485.3	1,440.2	1,447.8	1,403.8	1,388.9
Media/Contents	130.3	132.2	146.7	160.3	158.6	162.4
Finance/Rental						
Other service	307.1	212.2	190.8	206.2	158.9	226.8
Merchandise rev.	1,111.8	798.7	680.4	1,086.9	975.2	884.2
Operating expense	4,554.6	4,165.8	4,004.3	4,902.4	4,438.4	5,399.0
Service expense	3,438.4	3,389.5	3,314.4	3,745.0	3,495.1	4,488.3
Labor expense	641.2	635.0	627.0	653.8	631.1	1,565.8
General expense	1,563.2	1,607.2	1,583.1	1,789.9	1,588.2	1,635.5
Depreciation	732.4	723.0	725.0	751.2	758.0	750.8
Commissions	324.8	345.6	328.5	404.7	328.4	360.1
Advertising	30.2	39.1	44.3	48.1	28.8	35.8
Other general exp	475.9	499.5	485.3	585.9	473.0	488.7
Cost of svc provided	541.3	510.6	496.1	583.6	483.7	515.4
Cost of service	192.3	203.3	207.4	243.0	204.3	235.7
Interconnection fees	202.0	209.5	210.0	264.3	215.7	222.2
Other cost of service	147.0	97.8	78.7	76.3	63.8	57.4
Selling expense	692.6	636.7	608.1	717.7	792.0	771.7
Sales expense	656.6	597.5	566.5	692.8	764.5	747.7
Bad debt expense	36.0	39.3	41.7	24.9	27.5	24.0
Cost of merch sold	1,116.2	776.3	689.9	1,157.5	943.4	910.6
Operating income	236.0	193.2	147.0	-266.3	22.4	-956.5
EBITDA	968.4	916.2	872.0	484.9	780.4	-205.7
N-OP income (loss)	-70.1	-149.6	-100.4	-514.6	-28.3	-170.2
N-operating income	245.5	127.3	9.2	184.3	221.2	146.9
N-operating expense	315.5	276.9	109.6	698.9	249.5	317.1
Income bf taxes	166.0	43.6	46.6	-780.9	-5.9	-1,126.7
Income tax	26.2	9.1	6.1	-173.8	-1.5	-257.0
Net income	139.8	34.5	40.5	-607.1	-4.4	-869.7

16

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
Asset	34,074.9	33,490.3	34,127.2	34,846.5	34,317.5	34,116.4
Current assets	10,546.3	10,108.2	10,057.1	9,968.4	10,009.0	9,556.2
Cash &cash equivalents	1,492.5	1,881.6	2,033.1	2,070.9	1,694.8	2,315.8
Trade & other rec	4,213.7	4,080.4	3,659.6	3,739.1	3,402.7	3,584.3
Inventories	1,215.0	865.9	776.3	614.1	637.1	499.6
Other current assets	3,625.0	3,280.4	3,588.2	3,544.4	4,274.5	3,156.5
Non-current assets	23,528.6	23,382.0	24,070.1	24,878.1	24,308.5	24,560.2
Trade & other rec	750.9	804.5	647.8	813.5	639.1	753.1
P.P.E	15,739.1	15,713.7	15,815.8	16,387.0	16,314.2	16,389.7
Other non-cur assets	7,038.6	6,863.8	7,606.4	7,677.6	7,355.2	7,417.4
Liabilities	21,135.4	20,409.5	20,883.2	21,981.6	21,713.8	22,284.8
Current liabilities	11,184.3	10,639.8	9,829.2	11,187.7	11,227.9	10,706.1
Trade & other payables	6,964.0	6,046.1	6,083.6	7,413.8	7,079.2	6,494.5
Short-term borrowings	3,356.4	3,798.0	2,981.7	3,020.7	3,408.9	3,595.8
Other current liabilities	863.9	795.6	763.9	753.2	739.8	615.7
Non-current liabilities	9,951.1	9,769.7	11,054.0	10,793.9	10,485.9	11,578.7
Trade & other payables	605.0	603.1	1,136.4	1,058.9	908.3	919.9
Long-term borrowings	8,231.2	8,012.4	8,669.5	8,463.2	8,338.5	9,517.3
Other non-cur liabilities	1,114.9	1,154.3	1,248.1	1,271.8	1,239.2	1,141.5
Equity	12,939.5	13,080.8	13,244.0	12,864.9	12,603.7	11,831.6
Net Debt	10,095.1	9,928.8	9,618.1	9,411.2	10,050.7	10,795.4

KT Separate	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
Asset	25,765.6	24,875.9	25,318.3	25,693.9	25,338.5	25,462.5
Current assets	5,898.8	5,107.4	4,992.4	4,711.8	4,476.2	4,403.5
Cash &cash equivalents	531.4	793.7	900.6	1,023.9	440.6	934.6
Trade & other rec	3,607.7	3,351.6	2,909.6	3,007.5	2,894.0	2,917.6
Inventories	1,082.4	713.5	633.5	478.4	480.2	311.1
Other current assets	677.2	248.6	548.7	202.0	661.3	232.0
Non-current assets	19,866.8	19,768.5	20,325.9	20,982.1	20,862.3	21,059.1
Trade & other rec	600.2	648.1	484.7	674.8	507.9	624.1
P.P.E	12,854.4	12,722.7	12,713.3	13,087.6	12,651.1	12,512.9
Other non-cur assets	6,412.3	6,397.7	7,127.9	7,219.7	7,703.3	7,922.1
Liabilities	14,240.8	13,331.1	13,715.7	14,649.8	14,372.0	15,378.5
Current liabilities	7,293.9	6,751.8	5,995.2	7,041.0	6,830.8	6,757.7
Trade & other payables	4,542.1	3,701.3	3,683.0	5,015.4	4,080.1	4,041.5
Short-term borrowings	2,182.9	2,538.6	1,897.1	1,582.8	2,286.9	2,358.3
Other current liabilities	568.9	511.8	415.0	442.9	463.8	358.0
Non-current liabilities	6,946.9	6,579.4	7,720.5	7,608.8	7,541.2	8,620.8
Trade & other payables	577.5	567.6	1,081.3	1,048.9	860.8	845.1
Long-term borrowings	5,567.6	5,176.4	5,757.8	5,703.1	5,829.9	7,022.1
Other non-cur liabilities	801.8	835.4	881.5	856.8	850.5	753.5
Equity	11,524.9	11,544.8	11,602.6	11,044.1	10,966.5	10,084.0
Net Debt	7,219.2	6,921.3	6,754.3	6,261.9	7,676.2	8,445.8

17

4-3 Subscribers (KT only)
Wireless 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 QoQ YoY
Total Wireless Subscribers 17,371 17,354 17,205 17,300 17,293 17,564 1.6% 1.2%
3G + LTE 16,443 16,439 16,325 16,454 16,473 16,774 1.83% 2.04%
WiBro 928 915 880 846 820 790 -3.7% -13.7%
Mobile Subscribers (*1,000)
Gross addition 1,273 1,224 1,080 1,404 1,477 1,459 -1.2% 19.3%
Deactivation 1,332 1,227 1,195 1,274 1,458 1,159 -20.5% -5.6%
Net addition (59) (3) (114) 129 19 301 1,476.7% TB
Churn rate (%) 2.7% 2.5% 2.4% 2.6% 2.9% 2.3% -0.6%p -0.2%p
Subscribers 16,443 16,439 16,325 16,454 16,473 16,774 1.83% 2.04%
Mobile : WCDMA + LTE
Mobile ARPU (KRW)
Wireless Service 31,116 31,615 31,332 32,160 32,902 33,619 2.2% 6.3%
Interconnection 2,920 3,060 3,242 3,450 3,523 3,595 2.0% 17.5%
ARPU: WCDMA+LTE
Wireless service : Voice + Data
Wireline 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 QoQ YoY
Subscribers (*1,000)
Telephony 18,496 18,323 18,173 18,018 17,789 17,615 -1.0% -3.9%
PSTN 15,113 14,916 14,712 14,513 14,309 14,165 -1.0% -5.0%
VoIP 3,383 3,407 3,462 3,505 3,480 3,450 -0.9% 1.3%
Broadband 8,050 8,038 8,041 8,067 8,037 8,039 0.0% 0.0%
IPTV 4,228 4,477 4,713 4,968 5,158 5,366 4.0% 19.9%

Thank you
kt